UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934

Alliance HealthCare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08606103

(CUSIP Number)

Qisen Huang
Chairman

Fujian Thai Hot Investment Co., Ltd

No. 43 Hudong Road

Olympic Building

Fuzhou City, Fujian Province, China 350003

Fax: (86)-591-8760-1956

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fujian Thai Hot Investment Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,537,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,537,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,537,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.2%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THAIHOT INVESTMENT COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,537,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,537,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,537,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.2%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QISEN HUANG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,537,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,537,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,537,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.2%

14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance HealthCare Services, Inc., a California corporation (“Issuer”).  Issuer’s principal executive offices are located at 100 Bayview Circle, Suite 400, Newport Beach, California 92660.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)	Fujian Thai Hot Investment Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Fujian Thai Hot”);

(ii)	THAIHOT INVESTMENT COMPANY LIMITED, a company incorporated under the laws of the Cayman Islands (“THAIHOT Cayman” and, together with Fujian Thai Hot, the “Thai Hot Parties”), and an indirect wholly owned subsidiary of Fujian Thai Hot;

(iii)	Mr. Qisen Huang is the 95% shareholder and director of Fujian Thai Hot, and the sole director of THAIHOT Cayman.

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons”.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(a)-(c)

Fujian Thai Hot is an investment holding company with investments in multiple business lines, including real estate, finance, biomedicine, hospitality and chemical engineering.

THAIHOT Cayman is a special purpose entity formed to hold Common Stock of the Issuer. THAIHOT Cayman is an indirect wholly owned subsidiary of Fujian Thai Hot.

Mr. Qisen Huang is the 95% shareholder and director of Fujian Thai Hot, and the sole director of THAIHOT Cayman.

The address of the principal place of business and principal office of the Reporting Persons is Fujian Thai Hot Investment Co., Ltd, No. 43 Hudong Road, Olympic Building, Fuzhou City, Fujian Province, China 350003.

Executive Officers & Certain Members of Fujian Thai Hot and THAIHOT Cayman
Qisen Huang	Director, CEO, and 95% shareholder of Fujian Thai Hot, and sole director of THAIHOT Cayman

Yong Lin	CFO

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Fujian Thai Hot is an entity organized under the laws of the People’s Republic of China.

THAIHOT Cayman is an entity organized under the laws of the Cayman Islands.

Mr. Qisen Huang is a Hong Kong citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 16, 2014, Fujian Thai Hot entered into a Stock Purchase Agreement (as amended on January 5, 2016 and on January 22, 2016, the “Agreement”), pursuant to which Fujian Thai Hot agreed to purchase 5,537,945 shares of the Issuer’s Common Stock from funds managed by Oaktree Capital Management, L.P. (“Oaktree”), MTS Health Investors, LLC (“MTS”), and Larry C. Buckelew (together with Oaktree and MTS, the “Sellers”), for approximately $102.5 million or $18.50 per share (the “Transaction”).  The Transaction was consummated on March 29, 2016 and on such date THAIHOT Cayman, as the assignee of Fujian Thai Hot’s rights under the Agreement, acquired 5,537,945 shares of the Issuer’s Common Stock. The Transaction was funded through the Reporting Persons’ working capital.  The above description of the Agreement is qualified in its entirety by the text of the Agreement, a copy of which is filed as Exhibit 2, Exhibit 3 (the amendment on January 5, 2016) and Exhibit 4 (the amendment on January 22, 2016) hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Stock Purchase Agreement

The responses set forth in Item 3 are incorporated herein by reference.

Assignment of Registration Rights

In connection with the Transaction, Oaktree and MTS assigned substantially all of their respective rights and obligations under a Registration Rights Agreement, dated as of November 2, 1999, among the Issuer, Oaktree, MTS, and the other parties thereto, to THAIHOT Cayman pursuant to an assignment agreement (the “Assignment”). The above description of the Assignment is qualified in its entirety by the text of the Assignment, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference.

Governance, Voting and Standstill Agreement

On March 29, 2016, the Thai Hot Parties entered into a Governance, Voting and Standstill Agreement (the “Governance Agreement”) with the Issuer with respect to the Transaction. The Governance Agreement is effective as of the closing of the Transaction.

Pursuant to the Governance Agreement, THAIHOT Cayman and its affiliates are prohibited, for a period of three years from the date of the closing of the Transaction (the “Standstill Period”), from acquiring additional shares of the Issuer’s Common Stock without the prior consent of a majority of the unaffiliated directors, provided that, if THAIHOT Cayman’s beneficial ownership falls below 51.5% of the outstanding Common Stock, THAIHOT Cayman has the right to acquire additional shares to maintain its beneficial ownership at up to 51.5% if such right is exercised within 120 days of THAIHOT Cayman’s beneficial ownership level falling below such level.

During the Standstill Period and for so long as THAIHOT Cayman beneficially owns at least 35% of the outstanding Common Stock, THAIHOT Cayman will have the right to nominate for election to the Board of Directors of the Issuer (the “Board”) the number of directors necessary to comprise a majority of the Board, with THAIHOT Cayman’s nominees allocated as equally as possible among the different classes of the Board. Pursuant to the terms of the Governance Agreement, the initial THAIHOT Cayman nominees are Qisen Huang, Heping Feng and Tao Zhang and each shall serve on a different class of the Board. In addition, as long as THAIHOT Cayman beneficially owns at least 35% of the outstanding Common Stock, subject to approval by a majority of unaffiliated directors, Qisen Huang shall be the Chairman of the Board and Heping Feng and Tao Zhang shall each serve on both the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

In accordance with the terms of the Governance Agreement, THAIHOT Cayman has nominated Mr. Qisen Huang, Mr. Heping Feng and Mr. Tao Zhang for appointment to the Board. On March 23, 2016, the Board approved the appointment of the foregoing nominees, contingent upon and effective as of the closing of the Transaction. The new directors replaced Michael P. Harmon, Curtis S. Lane and Aaron A. Bendikson who resigned from the Board effective as of the closing of the Transaction. Mr. Feng and Mr. Zhang have been appointed to serve on the Compensation and the Nominating and Corporate Governance Committees of the Board. Mr. Huang has been appointed as Chairman of the Board. The new directors are each appointed to the class set out below: Mr. Feng to Class I (with a term expiring in 2017), Mr. Huang to Class II (with a term expiring in 2018) and Mr. Zhang to Class III (with a term expiring in 2016).

In the event that THAIHOT Cayman beneficially owns less than 35% but at least 25% of the outstanding Common Stock, THAIHOT Cayman will have the right to nominate for election three members to the Board who will each serve on a different class of the Board, and the right to nominate one director to serve on each of the Compensation Committee and the Nominating and Corporate Governance Committee. In the event THAIHOT Cayman beneficially owns less than 25% but at least 15% of the outstanding Common Stock, THAIHOT Cayman will have the right to nominate for election one member to the Board, and it will lose its right to have any of its nominated directors serve on the Compensation Committee or the Nominating and Corporate Governance Committee. In the event THAIHOT Cayman beneficially owns less than 15% of the outstanding Common Stock, THAIHOT Cayman will have no contractual rights to nominate for election any members to the Board. Any appointment of a THAIHOT Cayman nominee to the Board, the Compensation Committee or the Nominating and Corporate Governance Committee is subject to approval of the nominee by a majority of the unaffiliated directors based on a determination of, among other things, the nominee’s independence or other qualifications to serve on the Board or committees of the Board under applicable rules of the NASDAQ Stock Market, the Internal Revenue Service or the Securities and Exchange Commission. In the event that a THAIHOT Cayman nominee is not approved by a majority of the unaffiliated directors, THAIHOT Cayman will be entitled to designate a replacement, and such replacement shall also be subject to approval by a majority of the unaffiliated directors as set forth above. During the Standstill Period, THAIHOT Cayman agrees to vote its shares in favor of the individuals nominated by the Nominating and Corporate Governance Committee for election to the Board and will not vote for removal of such nominees unless such removal is recommended by the Nominating and Corporate Governance Committee. THAIHOT Cayman has granted a power of attorney to the President of the Company and a designee of the unaffiliated directors and authorized them to vote THAIHOT Cayman’s shares if THAIHOT Cayman fails to vote in a manner that is consistent with the terms of the Governance Agreement.

Pursuant to the terms of the Governance Agreement, for so long as THAIHOT Cayman and its affiliates beneficially own at least 15% of the outstanding Common Stock or one or more individuals affiliated with THAIHOT Cayman is a member of the Board, subject to certain exceptions, the Thai Hot Parties will not, and will cause their respective affiliates not to, directly or indirectly, own, manage, operate, control, be employed by or participate in the ownership, management, operation or control of any business that directly competes with the business of the Issuer as currently conducted. The parties agree that the Thai Hot Parties will each use their commercially reasonable best efforts to provide assistance to the Issuer as may be reasonably requested in connection with the operation of the Issuer’s business and the Issuer’s pursuit of worldwide growth opportunities without any management, consulting, advisory or similar fee or expense to the Company other than reimbursement of reasonable out-of-pocket expenses incurred by the Thai Hot Parties in providing such requested assistance by the Issuer.

Pursuant to the Governance Agreement, the Issuer will be reimbursed for the following Issuer expenses related to the Transaction: (i) 100% of the fees and expenses incurred by the Issuer in connection with the amendment or waiver of certain restrictions contained in its Credit Agreement dated as of June 3, 2013 (as amended to date), among the Issuer, the lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent, and (ii) all reasonable and documented fees and expenses incurred by the Issuer in connection with the Transaction in excess of $1 million. Pursuant to the Agreement, the Sellers agreed to bear a portion of the foregoing expenses.

Pursuant to the Governance Agreement, the Thai Hot Parties provided customary undertakings to maintain the confidentiality of the information disclosed to them in connection with the business of the Issuer.

The above description of the Governance Agreement is qualified in its entirety by the text of the Governance Agreement, a copy of which is filed as Exhibit 6 hereto and incorporated herein by reference.

The Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or by other accounts or funds associated with the Investors or whether the Reporting Persons or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, subject to the Governance Agreement, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matter and, subject to applicable law, may formulate a plan with respect to such matters, and from time to time, the Investors may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The Reporting Persons own 5,537,945 shares of Common Stock, constituting approximately 52.2% of the issued and outstanding Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All ownership percentages of the securities reported in this Statement are based upon 10,616,884 shares of Common Stock outstanding as of March 7, 2016, as represented by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(c)

Other than the transaction described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 and Item 4 are incorporated herein by reference.

Except as described above and elsewhere in this Statement, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

A copy of the Agreement is filed hereto as Exhibit 2 and a copy of the Standstill Agreement is filed hereto as Exhibit 3.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Stock Purchase Agreement, dated as of September 16, 2015, by and between Fujian Thai Hot Investment Co., Ltd, OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., Alliance-Oaktree Co-Investors, LLC, Alliance-MTS Co-Investors I, LLC, and Alliance-MTS Co-Investors II, LLC.

Exhibit 3	Amendment 1 to the Stock Purchase Agreement dated as of January 5, 2016.

Exhibit 4	Amendment 2 to the Stock Purchase Agreement dated as of January 22, 2016.

Exhibit 5	Assignment dated as of March 29, 2016, to the Registration Rights Agreement dated as of November 2, 1999

Exhibit 6	Governance, Voting and Standstill Agreement, dated March 29, 2016, by and among Alliance HealthCare Services, Inc., and Fujian Thai Hot Investment Co., Ltd).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2016

Fujian Thai Hot Investment Co., Ltd.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman

THAIHOT Investment Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

Qisen Huang

/s/ Qisen Huang

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing Statement on Schedule 13D is filed on behalf of the undersigned.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of April 6, 2016.

Fujian Thai Hot Investment Co., Ltd.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman

THAIHOT Investment Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

Qisen Huang

/s/ Qisen Huang

Exhibit A-1